JP ENERGY PARTNERS LP

600 East Las Colinas Boulevard

Suite 2000

Irving, Texas 75039

September 19, 2014

Via EDGAR and Fedex

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:                    H. Roger Schwall

Division of Corporation Finance

Re:                             JP Energy Partners LP
Registration Statement on Form S-1
Filed September 9, 2014
File No. 333-195787

Ladies and Gentlemen:

Set forth below are the responses of JP Energy Partners LP, a Delaware limited partnership (“we,” “us” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 18, 2014 (the “Comment Letter”), with respect to the Partnership’s registration statement on Form S-1 submitted to the Commission on September 9, 2014 (the “Registration Statement”).

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise indicated.

Amendment No. 2 to Registration Statement on Form S-1

Financial Statements, page F-1

JP Energy Partners LP, page F-12

Note 10-Commitments and Contingencies, page F-29

Refined Products Terminals, page F-30

1.                                      We note in the third quarter of 2014 you discovered that certain elements of the product measurement and quality control at your refined products terminal located in North Little Rock, Arkansas were not in compliance with industry standards and certain regulations. As a result, the terminal under-delivered refined products to your customers and consequently you recognized excessive gains on refined products generated through the terminal’s normal terminal and storage process. Further, we note you have recorded a charge in the interim period representing the estimated value of the refined products to be returned to your customers.

Please explain how you concluded it was appropriate to recognize the charge in the current period rather than report it in your financial statements as a correction of an error in accordance with the guidance in FASB ASC 250-10-45. In addition, please tell us whether you believe this compliance issue was present at the time you acquired the terminal, and if so, explain how you considered the pre-acquisition period in your estimate of volumes to be returned. Finally, please clarify the circumstances which will require you to update the estimated accrual in subsequent periods.

Response: Our refined product terminals generate fee-based revenues and product sales revenues.  We generate fee-based revenues from (1) throughput fees based on the receipt, storage and redelivery of refined products to customers; (2) additive service fees based on ethanol and biodiesel used in blending services and for additive injection; and (3) ancillary fees for the heating of biodiesel, product transfer and railcar handling services.  We generate product revenues primarily from (a) blending services, such as butane blending and ethanol side stream blending (which creates excess fuel as a result of chemical reactions during the blending process) and (b) recovery of refined products through vapor recovery units recently installed at both terminals. In addition, we generate revenue from product gains and losses, which are represented by the sale of a portion of our customers’ products for our own account.  We come into possession of these products through contractual allowances or through the normally accepted operations and measurement practices of the terminal.  The terminals then sell these “residual” refined products in open markets at the current market prices and record the revenue as NGL and Refined Product Sales on the consolidated statement of operations.  We refer to the residual refined products as “products gains.”

The terminals have meters at all delivery points to measure the quantity of refined products being delivered to the customers.  We periodically review and calibrate the meters at our refined product terminals to ensure they are measuring products in accordance with industry standards.

During the third quarter of 2014, as a result of a management-directed review of our measurement and quality control procedures, we discovered that our meter calibration process at our refined products terminal in North Little Rock, Arkansas was not in compliance with industry standards.  As a result, the terminal has under-delivered an undetermined amount of refined products to our customers and therefore, recorded additional revenues from the sale of the product gains.  We have notified our customers to explain the circumstances and have offered to return a certain amount of refined products to each customer to compensate them for losses they may have suffered during the period from November 2012 (the month we acquired the North Little Rock terminal) through July 2014.  We have also undertaken procedures to improve and remediate our measurement and quality control processes to be in compliance with industry standards.

There are numerous reasons and factors that are inherent to the terminaling and storage process that could cause meter inaccuracies and consequently, generate refined product gains/losses.  Such reasons and factors include, among other things, meter drift, variance in flow rate of the incoming pipeline and at the truck rack nozzle, over-delivery by the incoming pipeline, inaccuracies in the measurement of temperature, gravity or pressure, and inaccuracy in the meter calibration process.  This is consistent with the fact that the industry recognizes that errorless measurement is generally not attainable for mechanical equipment.  Therefore, we do not believe that it is practicable or possible to determine the precise amount of the product gains recognized in the past that were caused by the specific meter calibration issue we recently discovered.  In addition, our IT systems at our refined products terminals do not retain historical throughout volume for each discrete meter, nor do they retain information on the volume throughput by each customer through each meter. The lack of such data makes it impossible to precisely quantify the amount of product gains recognized in the past that were caused by the specific meter calibration issue.

Since it is impracticable to precisely quantify the amount of product gains recognized in the past that were caused by the specific meter calibration issue, management undertook a good faith estimate of the amount of refined products that it intends to return to the customers as a way to compensate them for the historical operational issue.  The estimate was based on the available data management was able to obtain, including available historical meter calibration reports, total throughout by product for the entire terminal, as well as certain other assumptions.  For example, the amount by which each meter over- or under-delivered product varied significantly by meter.  However, because we do not have readily available data on throughput by meter or by meter and by customer, we made the simplifying assumption that throughput volume was equal across all meters for all customers.  As a result, the $2.7 million estimated charge recorded in the second quarter of 2014 represents management’s good faith estimate of the products to be returned in the fourth quarter of 2014 to settle this matter with our customers and is not the precise amount of excess revenues recorded in prior periods. It is impracticable to determine the amount of excess revenues recorded in prior periods with a level of precision necessary to adjust prior period revenues. In addition, the settlement amount is subject to change in future periods which suggests the amount represents an estimated settlement rather than the precise quantification of a prior period error. We do not believe it would be appropriate to adjust revenues in prior periods multiple times using a subjective allocation process should the settlement amounts change.

Our management review of the meter calibration practice that was completed during the third quarter of 2014 did not cover the period prior to our acquisition of the terminals.  When we acquired the terminals, our due diligence procedures did not identify such operational issues at that time.  In addition, the acquisition of the terminals was an asset acquisition, whereby we only acquired the terminal assets and did not assume any associated liabilities.  Therefore, even if similar issues existed prior to the acquisition date, we will not be liable for any potential losses or claims.  Finally, we have communicated to our customers regarding this operational issue and informed them that we will return certain refined products to them in the future.  The feedback from the customers were all positive and none of our customers have questioned how we calculated the amount or indicated that they suspected that we had under-delivered to them, nor did they express any concerns regarding the period prior to us owning the terminal.  Therefore, we have assessed a remote likelihood of our customers asserting claims for the period prior to our ownership of the terminal.

We considered FASB ASC 250-10-45, particularly, 250-10-45-9 and 10 which addresses “Impracticability”.  We note that the above accounting guidance is in the context of changes in accounting principle.  However, we believe that it is appropriate to apply such guidance by analogy to error corrections when it is impracticable to determine the amount of such corrections. Further, as noted above the process we used to compute the volumes we expect to return to customers was a function of incomplete data , and while it represents a good faith estimate of the volumes we believe is appropriate to maintain our customer relationships, it should not be interpreted as a precise estimate of under deliveries.  Instead, it is better viewed as an estimated settlement necessitated by our admission of operational measurement issues. Therefore we also believe that the concepts of 250-10-45-18 are applicable in that the effects of our measurement errors are inseparable from the effect of estimating the cost of maintaining our customer relationships. Thus we believe it is appropriate to treat the $2.7 million charge as an estimate recognized in our September 30, 2014 financial statements.

The primary circumstance that will require us to update the estimated accrual in subsequent periods is the commodity price.  Additionally, at the date the estimated accrual was recorded, it was uncertain whether the customers would accept our proposed settlement amounts.  Because we intend to return physical refined products to our customers, we quantify the value of the estimated refined products using the commodity price at the balance sheet date.  We will adjust the value of the products at each balance sheet date using the updated commodity prices.  In addition, we will update our estimated accrual if the expected volumes to be returned to our customers changed in future periods.

Exhibit 23.4

2.                                      Please file a new consent that reflects the correct audit report date for the statements of revenues and direct operating expenses of the Crude Oil Supply and Logistics Business of Parnon Gathering Inc.

Response: We acknowledge the Staff’s comment and will provide an updated consent in connection with Amendment No. 3.

Draft Amendment No. 3 to Registration Statement on Form S-1

3.                                      We note your disclosures on pages 8, 12, 56, and 188 indicate that you will distribute approximately $92.1 million of accounts receivable that comprise your gross working capital to your existing partners. However, we note the related pro forma adjustment on page F-8 indicates an amount of $107.3 million. Please revise your disclosure to remove this inconsistency or disclose the underlying reasons for this difference.

Response: We acknowledge the Staff’s comment and will revise footnote (g) on page F-11 to explain the difference between the $92.1 million of accounts receivable that will actually be distributed and the $107.3 million of accounts receivable that is reflected in the pro forma financial statements:

(g) The pro forma adjustment reflects the $107.3 million distribution of accounts receivable that comprise our gross working capital assets to existing unitholders as of June 30, 2014. The actual accounts receivable distribution that we will make to our existing unitholders immediately prior to closing will be approximately $92.1 million. This $15.2 million difference is due to (i) the current balance under our revolving credit facility of $195.6 million as of August 31, 2014 compared to $181.6 million as of June 30, 2014 and (ii) an additional $1.2 million to be paid to Lonestar in connection with the redemption of our outstanding Series D Preferred Units. The additional $1.2 million relates to an additional quarter of interest that accrued on the Series D Preferred Units since June 30, 2014. (emphasis added to show supplemental language).

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests.  Please direct any questions or comments regarding the foregoing to the undersigned at (972) 444-0300 or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very Truly Yours,

JP ENERGY PARTNERS LP

By:	JP Energy GP II LLC, its general partner

By:	/s/ Patrick Welch
Patrick Welch
Executive Vice President and Chief Financial Officer

Cc:                             Norman von Holtzendorff, Securities and Exchange Commission
Ryan J. Maierson, Latham & Watkins LLP

John M. Greer, Latham & Watkins LLP
William J. Cooper, Andrews Kurth LLP
Jon W. Daly, Andrews Kurth LLP